[Letterhead of Tim Hortons Inc.]

June 28, 2011

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC

20549 U.S.A.

Dear Ms. Cvrkel:

Re:	Tim Hortons Inc. (the “Corporation”)

Form 10-K for the Fiscal Year ended January 2, 2011

File No. 001-32843

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated June 27, 2011 (the “Comment Letter”) on the above-referenced filing.

The Commission requested that we respond to the Comment Letter within 10 business days, which would make the response due by July 12, 2011. We confirm that the Corporation has, due to previously scheduled travel commitments, respectfully requested a 10 business day extension to provide our response to the Comment Letter, and that the Commission has granted this extension. Accordingly, the Corporation’s response is now due by July 26, 2011.

Should you have any questions, please do not hesitate to contact me at (905) 339-6102.

Yours very truly,

/s/ Jill E. Aebker
Jill E. Aebker
Deputy General Counsel
and Corporate Secretary

cc: Cynthia Devine, Chief Financial Officer